Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver announces preliminary 2023 production results and guidance for 2024
All amounts are expressed in US$ unless otherwise indicated. Results are preliminary and unaudited and could be adjusted based on final results. This news release contains forward-looking information about expected future events and operating performance of Pan American Silver. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.
Vancouver, B.C. - January 17, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") announces its preliminary production results for 2023 and its guidance for 2024. The 2023 production results reflect the addition of four producing mines following Pan American's acquisition of Yamana Gold Inc. ("Yamana"), which was completed on March 31, 2023; accordingly, annual consolidated production results and individual production results from Jacobina, El Peñon, Minera Florida and Cerro Moro (the "Acquired Operations") reflect production from the Acquired Operations during the nine-month period from March 31, 2023 to December 31, 2023, unless otherwise expressly stated. Production for the original Pan American operations reflects the full 12-month period of 2023.
•Consolidated silver production of 20.4 million ounces in 2023 was slightly below the 2023 guidance range of 21.0 to 23.0 million ounces provided in Pan American's news release dated April 27, 2023 (the "2023 Guidance"). Silver production increased by 11% compared with 2022.
•Consolidated gold production of 882.9 thousand ounces in 2023 was within the 2023 Guidance range of 870.0 to 970.0 thousand ounces. Gold production increased by 60% compared with 2022. Jacobina produced a record 196.1 thousand ounces of gold in 2023, including the first three months of 2023 prior to Pan American's acquisition of the mine (147.8 thousand ounces under Pan American's ownership).
•Consolidated zinc production of approximately 38.8 thousand tonnes in 2023 was below the 2023 Guidance of 41.0 to 45.0 thousand tonnes, lead production of approximately 18.7 thousand tonnes was within the 2023 Guidance of 18.0 to 21.0 thousand tonnes, and copper production of approximately 5.0 thousand tonnes met the 2023 Guidance of 5.0 thousand tonnes.
"Our 2023 production results reflect the significant contribution from the assets we acquired through the Yamana transaction, and are broadly in line with our expectations," said Michael Steinmann, President and Chief Executive Officer. "We expect 2024 to deliver a further increase in silver and gold production relative to 2023, with a full year contribution from the Acquired Operations combined with higher production at La Colorada following the completion of the new ventilation infrastructure mid-year. Our priorities for 2024 are the continued focus on the safe, cost-efficient operation of our mines, the completion of a study to define an optimized production rate for Jacobina, and the advancement of our La Colorada Skarn project."
PRELIMINARY 2023 PRODUCTION RESULTS
Figures are preliminary and subject to final adjustment. The final production figures as well as Cash Costs and All-in Sustaining Costs ("AISC") will be provided in Pan American's financial results for the fourth quarter of 2023 ("Q4 2023") and full-year 2023 ("FY 2023").

PAN AMERICAN SILVER CORP. 1

	Silver Production(1) (thousand ounces)		Gold Production(1) (thousand ounces)
	Q4 2023	FY 2023	Q4 2023	FY 2023
Silver Segment:
La Colorada (Mexico)	806	4,392	0.4	2.3
Cerro Moro (Argentina)	886	3,547	30.3	84.6
Huaron (Peru)	905	3,608	0.2	1.1
San Vicente (Bolivia)(2)	738	2,978	—	0.1
Manantial Espejo (Argentina)(3)	—	191	—	1.7

Gold Segment:
Jacobina (Brazil)	—	—	51.1	147.8
El Peñon (Chile)	853	2,906	33.9	95.7
Timmins (Canada)(4)	4	16	35.1	132.9
Shahuindo (Peru)	69	276	34.9	140.1
La Arena (Peru)	17	47	31.7	97.1
Minera Florida (Chile)	80	283	24.7	72.4
Dolores (Mexico)	477	2,194	25.4	107.1
Total Production	4,835	20,437	267.8	882.9
(1)The FY 2023 production results reflect the nine-month period from March 31, 2023 to December 31, 2023 for the Acquired Operations and the full 12-month period of 2023 for the original Pan American operations.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Mining activities were completed at Manantial Espejo at the end of 2022, with residual processing completed in January 2023.
(4)The Timmins operation is comprised of the Timmins West and Bell Creek mines and the Bell Creek mill, together "Timmins".
2023 Base Metal Production

(thousand tonnes)	Q4 2023	FY 2023
Zinc	9.4	38.8
Lead	4.2	18.7
Copper	1.4	5.0
2023 Preliminary Quantities and Realized Prices of Metal Sold

Consolidated	Realized Metal Prices(1)		Quantities of Metal Sold(2)
	Q4 2023	FY 2023	Q4 2023	FY 2023
Silver	$22.33	$22.94	4,959	20,951
Gold	$1,980	$1,951	270.4	893.9
Zinc	$2,493	$2,656	9.7	36.8
Lead	$2,121	$2,146	4.0	17.9
Copper	$8,146	$8,475	1.0	4.1
(1)Metal prices stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as thousand of ounces for silver and gold and thousands of tonnes for zinc, lead and copper.

PAN AMERICAN SILVER CORP. 2

Q4 2023 and FY 2023 FINANCIAL RESULTS
Pan American plans to release its results for Q4 2023 and audited results for FY 2023 on February 21, 2024, after market close.
Conference Call and Webcast
Date:            February 22, 2024
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-888-259-6580 (toll-free in Canada and the U.S.)
+1-416-764-8624 (international participants)
Conference ID:        33139030
Webcast:        https://events.q4inc.com/attendee/156743555
The live webcast, presentation slides and the Management's Discussion and Analysis for the three and twelve month periods ended December 31, 2023 will be available at panamericansilver.com. An archive of the webcast will also be available for three months on Pan American's website.
2024 GUIDANCE
The following provides Pan American's operating outlook for 2024. Pan American reports mines under either a Silver Segment or a Gold Segment with costs calculated on a by-product basis; specifically, by-product metal sales are credited against the operating costs to produce the primary metal for that segment.
The following estimates contain forward-looking information about expected future events and financial and operating performance of Pan American. Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements and Information" at the end of this news release. Pan American may revise forecasts during the year to reflect actual results to date and those anticipated for the remainder of the year.

PAN AMERICAN SILVER CORP. 3

2024 Production and Cost Forecast

	Silver Production	Gold Production	Cash Costs	AISC
	(million ounces)	(thousand ounces)	($ per ounce)(1)	($ per ounce)(1)
Silver Segment:
La Colorada (Mexico)	5.3 - 5.7	2	16.60 - 19.30	21.00 - 24.00
Cerro Moro (Argentina)	3.2 - 3.5	93 - 115	3.20 - 6.70	8.00 - 11.50
Huaron (Peru)	3.5 - 3.8	—	9.30 - 11.20	15.25 - 17.25
San Vicente (Bolivia)(2)	2.9 - 3.1	—	15.30 - 16.60	17.30 - 18.30
Total	14.9 - 16.1	95 - 117	11.70 - 14.10	16.00 - 18.50
Gold Segment:
Jacobina (Brazil)	—	185 - 203	970 - 1,050	1,250 - 1,350
El Peñon (Chile)	3.6 - 3.9	120 - 135	950 - 1,030	1,200 - 1,300
Timmins (Canada)	—	125 - 135	1,530 - 1,630	1,830 - 1,950
Shahuindo (Peru)	0.2 - 0.3	122 - 144	970 - 1,050	1,550 - 1,650
La Arena (Peru)	—	83 - 95	1,675 - 1,775	1,675 - 1,775
Minera Florida (Chile)	0.4 - 0.5	85 - 96	1,410 - 1,550	1,650 - 1,800
Dolores (Mexico)	1.9 - 2.2	65 - 75	1,275 - 1,375	1,275 - 1,375
Total	6.1 - 6.9	785 - 883	1,165 - 1,260	1,475 - 1,575
Total Production	21.0 - 23.0	880 - 1,000	n/a	n/a
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on this measure.
(2)San Vicente data represents Pan American’s 95.0% interest in the mine's production.
General 2024 Forecast Assumptions:
•Cash Costs and AISC forecasts assume metal prices of: $23.50/oz for silver, $1,950/oz for gold, $2,500/tonne ($1.13/lb) for zinc, $2,150/tonne ($0.98/lb) for lead, and $8,300/tonne ($3.76/lb) for copper.
•Average annual exchange rates relative to 1 USD of: 17.50 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 980.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.36 for the Canadian dollar ("CAD"), $850.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").
•A nominal average consolidated cost escalation rate of roughly 3% to 7%, depending on jurisdiction, including impacts of strong exchange rates in Brazil and Mexico. In general, higher cost escalations are attributed to wages and less to energy and consumables costs.
•Depreciation and amortization expenses of approximately $525 million in 2024, reflecting the expanded base of operations following the acquisition of Yamana.
Mine Specific 2024 Forecast Assumptions:
•La Colorada - an approximately 30% improvement in silver production at silver grades averaging 310 grams per tonne, contributing to an approximate 20% reduction in AISC relative to 2023 following completion of the new ventilation system, which is expected to be in mid-2024. Accordingly, the increase in production and lower costs are expected to be realized in the second half of 2024.

PAN AMERICAN SILVER CORP. 4

•Cerro Moro - silver production reflects mining lower grades than in 2023 due to mine sequencing while gold production expected to be similar to 2023.
•Jacobina - processing rates of approximately 8,400 tonnes per day at gold recovery rates of approximately 96%. AISC reflects the reallocation of $10 million of development costs to production costs.
•El Peñon - steady state production with throughput and grades similar to 2023.
•Timmins - production is back-end loaded due to mine sequencing.
•Shahuindo - production guidance reflects mine sequencing and ore blending considerations.
•La Arena - an increase in costs relative to 2023 reflects a higher waste-to-ore mining ratio of 2.30 due to mine sequencing.
•Dolores - mining and stacking on the heap are expected to conclude in the third quarter of 2024, with the property entering into its reclamation phase while residual leaching continues for a few years thereafter. The 2024 cost estimates for Dolores also include significant non-cash inventory draw downs, particularly during residual leaching.
•Huaron, San Vicente and Minera Florida - steady-state operations.
2024 Base Metal Production Forecast

Consolidated	Zinc (kt)	Lead (kt)	Copper (kt)
	42 - 46	19 - 22	4

PAN AMERICAN SILVER CORP. 5

2024 Expenditures Forecast

($ millions)
Sustaining Capital
La Colorada (Mexico)	22.5 - 23.0
Cerro Moro (Argentina)	14.0 - 15.5
Huaron (Peru)	17.5 - 18.5
San Vicente (Bolivia)(1)	4.5 - 5.5
Jacobina (Brazil)	53.0 - 55.0
El Peñon (Chile)	30.0 - 32.0
Timmins (Canada)	39.0 - 40.0
Shahuindo (Peru)	76.0 - 80.0
La Arena (Peru)	18.0 - 19.0
Minera Florida (Chile)	20.0 - 21.0
Dolores (Mexico)	0.5 - 0.5
Sustaining Capital Sub-total	295.0 - 310.0
Project Capital
La Colorada projects (Mexico)	25.0 - 26.0
Huaron projects (Peru)	30.0 - 31.0
Jacobina projects (Brazil)	14.0 - 15.5
Timmins projects (Canada)	11.0 - 12.5
Project Capital Sub-total	80.0 - 85.0
Total Capital Expenditures	375.0 - 395.0
Reclamation Expenditures
Dolores (Mexico)	11.0 - 12.0
Jacobina (Brazil)	8.0 - 9.0
Alamo Dorado (Mexico)	8.0 - 10.0
Other	8.0 - 9.0
Total Reclamation Expenditures	35.0 - 40.0
Care and Maintenance Expenditures
Escobal (Guatemala)	20.0 - 25.0
Other	5.0
Total Care and Maintenance Expenditures	25.0 - 30.0
General and Administrative	70.0 - 75.0
Regional Greenfield Exploration	10.0 - 12.0
Taxes Paid	95.0 - 100.0
(1)Capital expenditures and reclamation expenditures at San Vicente are shown at a 100% ownership.
Planned Expenditures in 2024 Reflect the Following:
•La Colorada - $25.0 to $26.0 million of project capital will be invested in: continued exploration and in-fill drilling for the La Colorada Skarn project; advancing engineering work for the Skarn project, particularly in de-watering and geotechnical studies; and installing two high-capacity fans in mid-2024 as part of the new ventilation infrastructure.

PAN AMERICAN SILVER CORP. 6

•Huaron - $30.0 to $31.0 million of project capital will be invested to complete the construction of a tailings filtration plant and a dry-stack tailings storage facility that will replace the conventional tailings storage facility currently in operation. The project is expected to be completed in 2024 and operational thereafter.
•Jacobina - $14.0 to $15.5 million of project capital will be invested, primarily to complete projects to upgrade the processing plant, including the grinding circuit de-grit screening, completion of the process plant carbon-in-pulp circuit and tailings pipeline system upgrades to maintain stable processing rates of approximately 8,400 tonnes per day at gold recovery rates approaching 96%. Pan American is also developing a study throughout 2024 to potentially optimize the mining methods, production rates, future exploration strategies and long-term economics at Jacobina.
•Timmins - $11.0 to $12.5 million of project capital will be invested in the construction of a stage six tailings storage facility, and to complete the construction of a paste fill plant at Bell Creek. The paste fill plant is expected to be completed in the third quarter of 2024 and will improve backfill quality and availability, which is intended to increase resource recovery and throughput.
•Reclamation expenditures included in "Other" are mostly related to Manantial Espejo and progressive reclamation at Minera Florida and La Arena.
•Care and maintenance costs primarily reflect expenditures at Escobal, Manantial Espejo and Navidad. On January 14, 2024, President Bernardo Arévalo's new government took office in Guatemala. Pan American looks forward to continuing our participation in the government-led ILO 169 consultation process for the Escobal mine under the new administration. As usual, Pan American has not projected timing for a potential restart of the Escobal mine and has assumed a full year of care and maintenance costs at Escobal. The 2024 care and maintenance costs also reflect the substantial savings from the divestiture of the MARA project and the Morococha mine in 2023.
•General and administrative ("G&A") expenses are inclusive of realized and expected synergies at the head office of between $40.0 to $60.0 million following the acquisition of Yamana.
•Regional greenfield exploration expenditures of $10.0 to $12.0 million are primarily directed at drilling in Brazil, Mexico and Canada. The expenditures relating to near-mine exploration targeting reserve replacement are included in the sustaining and project capital estimates provided above.
•Taxes paid of $95.0 to $100.0 million are front-end loaded with approximately half expected to be paid in the first quarter of 2024.
Technical Information
Scientific and technical information contained in this news release has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Exploration and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
For additional information about Pan American's material mineral properties prior to the completion of the Yamana transaction, please refer to Pan American’s Annual Information Form dated February 22, 2023, filed at www.sedarplus.ca, or Pan American's most recent Form 40-F filed with the Securities and Exchange Commission (the “SEC”). For further information about the material mineral projects acquired pursuant to the Yamana transaction, please refer to Yamana’s Annual Information Form dated March 29, 2023, filed at www.sedarplus.ca or Yamana’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP. 7

About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimates of 2023 production figures, which remain subject to verification and adjustment, including our estimated production of silver, gold, and other metals in 2023; preliminary estimates of quantities and realized prices of metal sold during 2023; timing for our Q4 2023 and FY 2023 financial results; guidance for production, costs and certain expenditures in 2024, including, among other things, production estimates for silver, gold and other metals, Cash Costs and AISC, estimates for and uses of sustaining and project capital, and anticipated costs associated with reclamation, G&A, care and maintenance activities, exploration activities, and taxes; the ability of Pan American to successfully complete any capital projects, including the successful completion of construction and commissioning of the La Colorada ventilation infrastructure, and any economic or operational results expected to be derived therefrom; the ongoing impact of the ILO 169 consultation process in Guatemala; and the areas of focus for 2024 and the ability of Pan American to produce an optimization study for the Jacobina mine and any anticipated timing and results of the same.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: those assumptions identified in this news release under the headings “General 2024 Forecast Assumptions” and “Mine Specific 2024 Forecast Assumptions” and that prices for silver, gold and base metals, as well as currency exchange rates, remain as estimated; assumptions with respect to anticipated tonnes mined and processed, and costs per tonne at each operation; capital, decommissioning and reclamation estimates; assumptions with respect to the capital uses and that Pan American has sufficient capital, or sufficient access to capital, to complete such capital projects and sustain its business and operations; our mineral reserve and resource estimates and the assumptions upon which they are based; the ability of Pan American to secure and maintain title and ownership to mineral properties and surface rights that are necessary for our operations; and prices for energy inputs, labour, materials, supplies and services (including transportation) remaining as estimated. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards,

PAN AMERICAN SILVER CORP. 8

industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American Silver does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments, including legal restrictions relating to mining and risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the duration and effects any pandemics on our operations and workforce;; and those factors identified under the heading "Risk Factors" in the Circular, and under the heading “Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.